

September 13, 2010

Mr. Jinsheng Ren
Chief Executive Officer
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People's Republic of China

> **Re: Simcere Pharmaceutical Group**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File Number: 001-33398**

Dear Mr. Ren:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies and the Use of Estimates
Inventories, page 65

1. Please provide us an analysis of your inventory obsolescence write-down that explains why it is reasonable given the December 3, 2009 suspension of Jiangsu Yanshen marketing and production of all products, the revocation of two medicine certificates and the revocation or expiration of the GMP for the manufacture of your vaccines.

Impairment of Long-Lived Assets and Goodwill, page 66

2. Please revise your disclosure of the fair value calculation related to the vaccines reporting unit's goodwill impairment to include the following:
    - Discount rate used;
    - Discussion of how the suspension of your Jiangsu Yanshen operations and the uncertainty of when the operations will resume factored into your determination of the key assumptions; and
    - Discussion of the degree of uncertainty associated with the key assumptions resulting from the aforementioned suspension and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant